GOLDBELT COMMENCES 2007 DRILL PROGRAM

Toronto, Ontario - (May 17, 2007) Goldbelt Resources Ltd. (TSX: GLD) is pleased to announce that it has begun extensive reverse circulation (‘RC’) and rotary air blast (‘RAB’) drilling operations over its 100% owned Belahouro, Houndé and Bougouriba tenement holdings in Burkina Faso (Figure 1). With up to 18,000 meters of drilling planned for the 2007 drill program, Goldbelt is continuing to work toward increasing global resources over all of its 100% owned exploration properties.

The 2007 drill program includes a 6,600m program of RC drilling which began in May at the Inata Deposit, aimed at upgrading current inferred resources within the new optimal pit shell in preparation for reserve calculations, which will be included in Goldbelt’s bankable feasibility study. Drilling and soil sampling is also scheduled to commence in May at both the Houndé licenses and at the Diosso-Mandiosso Project (Bougouriba) areas in southwestern Burkina Faso.

Inata

Following completion of a resource estimate at the Inata Deposit in northern Burkina Faso, West Africa (Figure 1) which was released in March 2007 (news release March 22, 2007), the Company has commenced a 6,600m RC drilling program aimed at upgrading current inferred resources at Inata North and Inata Central within a new optimal pit shell.

Current resources at Inata are 21.6 MT @ 1.7 g/t gold for 1,204,300 ounces of measured and indicated resources and an additional 8.0MT @ 1.4 g/t gold for 355,900 ounces of inferred resources (including the Sayouba and Minfo resources as previously estimated).

The current drilling will target additional gold resources that have been interpreted from a new 3D geological modeling exercise to occur in previously unrecognized multiple footwall zones, particularly at Inata North and Inata Central. These zones occur close to the base of the new optimal pit shell.

This drilling is an important step in incorporating all resources both within and surrounding the current pit shell, in preparation for reserve calculation for Goldbelt’s ongoing bankable feasibility study.

Some drilling at Inata has been dedicated to testing the northern extension of the Sayouba Trend where current historical resources exist. A fence of nine RC drill holes has also been planned approximately 1,750 meters south of the Sayouba deposit that will determine whether Sayouba sits on an extensive, parallel structure to the Inata Trend, which cannot currently be confirmed with the present low drilling density.

Belahouro

Geological modeling and data validation has begun for drilling conducted in late 2006 at the Souma Village Prospect in preparation for resource estimation. With a strike length of over 1,000 meters, mineralization has been defined to date in several sub-parallel zones and is believed to disappear under significant cover to the north (news release February 22, 2007). Although this prospect occurs within the Sona Sedimentary Basin, the majority of mineralization occurs in an altered gabbro.

The Souma Village Prospect is one of five high quality gold prospects that define the 13 km long mineralized ‘Souma Trend’, located approximately 18km east of Inata. A structural interpretation exercise and regional GIS compilation at Souma is planned in 2007 to prioritize known mineralized prospects and to define additional targets for drill testing. Goldbelt will begin auger drilling in June to test extensions to high priority gold prospects like Souma Village, where conventional soil sampling is unlikely to trace surface mineralization due to thick cover sediments.

Houndé

The Goldbelt Exploration Team has recognized several key structural corridors that are variably mineralized and track through Goldbelt’s 100% owned Houndé Licenses. RAB drilling has begun at one target on the Lamou License, where highly deformed, altered and mineralized volcanic rocks border a large granitic intrusive (Figure 2). Approximately 3,000 artisanal miners were reported at this prospect several weeks ago. Ground electro-magnetic surveying is underway to trace these structural corridors.

Several other sites with no previous drilling will be evaluated in due course. Of particular significance is an 8,500m, semi-continuous, +100ppb gold soil anomaly that occurs north-east of the Dohoun Prospect (Figure 2). Access to these sites could not be attempted in 2006 due to cotton farming by local residents.

Testing of an additional twenty-five kilometers of potentially mineralized shears (the south-west strike extension of the mineralized shears of Kari Pompe, Dohoun and Grand Espoir Prospects) is underway. Not historically subject to best-practice exploration methods, Goldbelt’s Exploration Team has begun soil sampling over these and others in the Kopoi License area in the north-east of the Houndé Licenses (Figure 2).

Mandiosso-Diosso

Drilling will commence in May at Goldbelt’s 100% owned Mandiosso and Diosso licenses in the southern extension of the prospective Houndé Greenstone Belt. 5,000m of RC drilling and 600m of diamond core will be drilled at the Kuérédougou Prospect along a 1,000m long zone of extensive artisanal mining that occurs within an overall 7,000m long soil anomaly (Figure 3). The host rocks are highly silicified, carbonate-sericite altered basalts that often contain quartz veins with abundant visible gold.

This drilling will infill and extend Goldbelt’s 2006 program of six shallow RC holes where Goldbelt reported significant results of 4m @ 4.09 g/t gold from 35m (MDRC001); 3m @ 14.85 g/t gold from 77m (or 10m @ 4.75 g/t gold from 76m) (MDRC002) and 6m @ 4.81 g/t gold from 49m (DSORC001) (news release November 14, 2006).

Soil sampling has begun over 60% of the license area where no previous sampling or drilling had previously been conducted. Detailed soil sampling will target highly prospective and known mineralized structures in an effort to extend the 7,000m long soil anomaly to the north, where several sites of known artisanal mining centers occur (Figure 3).

Peter Turner, Vice President of Exploration and Business Development for Goldbelt said “We are fast-tracking the exploration of several high-priority prospects in Goldbelt’s 100% owned Burkina Faso portfolio with up to 18,000m of drilling in 2007. This includes several prospects along the Souma Trend where we see obvious scope to add to our 1,200,000 ounces of measured and indicated and 356,000 ounces of inferred gold resources at Inata. At Houndé and Mandiosso-Diosso, we are excited about the magnitude of our geochemical gold anomalies that we will be drilling in due course”.

The information in this report relating to Exploration Results is based on information compiled by Dr. Peter Turner, who is the Vice President of Exploration and Business Development of Goldbelt Resources Ltd. Dr. Turner is a full-time employee of Goldbelt Resources Ltd, a Member of the Australasian Institute of Mining and Metallurgy and has sufficient experience which is relevant to the exploration data, style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Qualified Person as defined by the National Instrument 43-101.

Dr. Turner consented to the filing of the written disclosure in this press release with the securities regulatory authorities designated above.

For additional information, please visit the Company’s website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per:    “Peter Turner”
Dr. Peter Tuner, VP Exploration & Business Development

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.
Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.

The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Sedimentary cover
Granitoids,syenite,granite, diorite and granodiorite
Birimian Greenstone Belts
Major fault / structure
Gold Mine or Deposit
Gold occurrence
Goldbelt Resources tenements
GOLDBELT RESOURCES LTD
INATA PROJECT
(1 500 000oz gold)
ESSAKANE
(4 600 000oz gold)
TAPARKO
(1 370 000oz gold)
MANA
(1 649 600oz gold)
YOUGA
(890 000oz gold)
BELAHOURO
HOUNDE
MANDIOSSO & DIOSSO
Burkina Faso
Mali
Niger
Benin
Togo
Ghana
Cote d'Ivoire
Tambao
Gorom-Gorom
Yatako
Dori
Djibo
Ouahigouya
Kongoussi
Kaya
Bogande
Yako
Djibasso
Tougan
Nouna
Dedougou
Ziniare
Boulsa
Koudougou
Zorgho
Koupela
Fada N'Gourma
Kantchari
Diapaga
Kombissiri
Tenkodogo
Faramana
Bobo Dioulasso
Orodara
Banfora
Diebougou
Gaoua
Leo
Po
Bitou
Pama
15°N
13°N
11°N
5°W
3°W
1°W
1°E
N
0
100
200km

Figure 1. Goldbelt’s tenement holdings are shown in red and overlie simplified Burkina Faso geology.

Figure 2. Goldbelt’s tenements in the Houndé area showing significant 2006 RAB drill results, potentially mineralized structures, 2007 drill targets and areas of current soil sampling. For location of Figure 2, see Figure 1.

Figure 3. Goldbelt’s 100% owned Bougouriba Tenements in SW Burkina Faso, showing 2006 drill results, gold anomalies in soils, structural target areas and proposed soil sampling areas in 2007. For location of Figure 3, see Figure 1.